                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                          AMERICAN MEDICAL ALERT CORP.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    027904101
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                                 (CUSIP Number)

                                Gregory Fortunoff
                              200 East 72nd Street
                               New York, NY 11572
                                 (212) 848-0702
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 21, 2006
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

------------------------------------           ---------------------------------
CUSIP NO. 027904101
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-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gregory Fortunoff
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) [ ]

                                                                                                            (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         [ ]

-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              738,500
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 0
         WITH           ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               738,500
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         738,500
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.4%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
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         The Schedule 13D filed August 5, 2003 (the "Schedule 13D") by Gregory
Fortunoff in connection with the shares of common stock, par value $.01 per share, of American Medical Alert Corp., a New York corporation, is hereby amended by this Amendment No. 2 to the Schedule 13D.

         Information contained in this Statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.
------   -------------------

         This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of American Medical Alert Corp., a New York
corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3265 Lawson Boulevard, Oceanside, New York 11572.

Item 2.  Identity and Background.
------   -----------------------

         (a)-(c) This Statement is filed by Gregory Fortunoff (the "Reporting
Person"). The Reporting Person's principal occupation is as a self-employed investor whose principal business address is at 200 East 72nd Street, New York,
NY 11572.

         (d)-(e) During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         The funds for the purchase of the Shares reported herein by the
Reporting Person, when acquired, were acquired with personal funds.

Item 4.  Purpose of Transaction.
------   ----------------------

         The Reporting Person intends to continually review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting
Person may in the future take such actions with respect to his investment in the
Issuer as he deems appropriate in light of the circumstances existing from time to time.

         The Reporting Person does not have any present plans which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Person reserves the right to change his intentions with respect to all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a)-(b) The Reporting Person beneficially owns 738,500 Shares, which constitutes approximately 8.4% of the outstanding Shares. The percentage of
Shares reported beneficially owned is based upon 8,814,549 Shares outstanding as of March 17, 2006 as reflected in the Issuer's Form 10-KSB for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on
March 31, 2006. The Reporting Person has the sole power to vote and the sole power to dispose of the Shares reported herein. The number of Shares reported herein includes 3,500 shares issuable to the Reporting Person upon exercise of a warrant with an exercise price of $3.80 per share.

         (c) Please see Exhibit A for a listing of all of the transactions effected by the Reporting Person in the Shares during the past 60 days, all of which were executed on the open market.

         (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
Securities of the Issuer.

         To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the
Reporting Person, and any other person, with respect to any securities of the
Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2006

/s/ Gregory Fortunoff
---------------------
Gregory Fortunoff

                                  EXHIBIT INDEX
                                  -------------

         1.    A description of the transactions in the Shares effected by the
               Reporting Person during the 60 days prior to April 20, 2006.